December 6, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Lynn Dicker

Dear Ms. Dicker:

Re:

Meridian Co., Ltd.

Form 20-F for the year ended December 31, 2011

Filed August 10, 2012

               File No. 000-32359

Followings are the answers in response to your comments letter dated November 7, 2012

Comment #1

SEC

We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following.

a) Please tell us how you evaluate and assess internal control over financial reporting.

● In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

● If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Explanation by the Company

The Company’s duty of management is directed by Sarbanes Oxley Act Section 404, which requires annual management reporting on internal controls over financial reporting.  The report includes: a statement of management’s responsibility for establishing and maintaining an adequate internal control structure; an assessment of the effectiveness of internal controls over financial reporting; and a statement outlining the framework used by management to evaluate the effectiveness of the company’s internal control over financial reporting.

The Company entered into a contract with an external accounting consulting firm in 2009 and conducted a U.S. SOX compliance project to strengthen its internal control structure and procedures. Since then, the Company has been annually evaluating its internal controls and reporting the results of their study to senior management. The Company has also focused on shoring up monitoring and controlling procedures, considering the limited segregation of duties common to small companies. For example, the Company has established internal control procedures to enable a mutual monitoring system within the accounting department to be used for entering financial data, and to apply a peer review system across departments for evaluating the effectiveness of its internal control.

In addition, the Company is planning to implement the Checklist for Internal Control Evaluation over Financial Reporting issued by SEC. The Company expects the implementation to fortify its internal control over financial reporting.

Currently, an internal audit function monitors the Company’s financial reporting procedures and checks the Board’s operation. If any illegal conduct or error is discovered, the internal audit function reports it to the annual meeting of shareholders or to the governmental authorities in charge.

SEC

b) Please tell us how you maintain your books and records and prepare your financial statements.

● If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

● If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Explanation by the Company

The Company operates in Korea and prepares ledgers and financial statements according to the Generally Accepted Accounting Principle in Korea (K-GAAP), because it is obliged to follow Korean Tax Rules. The Company closes its books following the K-GAAP periodically, and then converts the financial statements to U.S. GAAP basis with adjusting entries from the reconciliation between K-GAAP and U.S. GAAP. An independent accounting firm audits the U.S. GAAP-based financial statements and the adjusting entries at the year-end.

SEC

c) Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us.

● what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

● what relevant education and ongoing training he or she has had relating to U.S. GAAP;

● the nature of his or her contractual or other relationship to you;

● whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

● about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Explanation by the Company

The Company’s accounting department consists of one accounting senior manager, one manager, and one associate. As mentioned above, the daily bookkeeping follows the K-GAAP. The manager and associate are involved in entering financial data, performing closing periodically and preparing tax returns. The accounting senior manager oversees the whole processes and reports the financial information to executive officers for approval.

U.S. GAAP conversion is performed by the accounting senior manager and manager. Both employees have sufficient knowledge in accounting, and have been involved in U.S. GAAP conversion for more than 10 years with the Company. The Company regularly provides training sessions to those employees, instructed by an external consultant regarding the preparation of financial statements, reconciliation issue between K-GAAP and U.S. GAAP and major U.S. GAAP announcements.

All current employees in the accounting department have been involved in the U.S. SOX compliance project in 2009, mentioned above. Additionally, they have participated in the annual internal control evaluation since 2009, and are highly knowledgeable on the evaluation methodology of the internal control over financial reporting.

SEC

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us.

● the name and address of the accounting firm or organization;

● the qualifications of their employees who perform the services for your company;

● how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

● how many hours they spent last year performing these services for you; and

● the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Explanation by the Company

Currently, the Company does not receive any of those services from external firm or organization.

SEC

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us.

● why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

● how many hours they spent last year performing these services for you; and

● the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Explanation by the Company

Currently, a Korean CPA consults the Company with regard to the U.S. GAAP conversion and the evaluation of internal control over financial reporting. The CPA has been in accounting industry for more than 10 years including the experience with one of major Big 4 accounting firms. He is an expert in areas of U.S. GAAP including IFRS conversion and SOX compliance.

-His working hours during fiscal year 2011:

U.S. GAAP Conversion:

          80 hours

Evaluating financial reporting internal control:        24 hours

Employees training:                                                  10 hours

Total                                                                        114 hours

-Compensation in total during fiscal year 2011:

Total  3,347,260 Korean Won (2,901.1 USD, 1$=1,153.80 Won, the 30 June 2012 exchange rate)

SEC

f) We do not see where you have identified an audit committee financial expert in your filings. Please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Explanation by the Company

According to current Korean commercial law, the Company is not required to have or run Audit committee inside the company.

Since the Company has been listed on OTC Bulletin Board in 2002, the management has reported the result of U.S. GAAP conversion and the changes in U.S. GAAP standards to the Board. As a result, the Board members are knowledgeable about major U.S. GAAP implication concerning the Company’s operation.

The executive management has also been educated about SOX compliance and the evaluation of internal control over financial reporting, when the Company implemented internal audit managing system in 2009. Furthermore, the Board members, executives, and employees in the accounting department participate in a training session annually run by Korea Listed Companies Association regarding internal control system, to continue their education. This educational program covers inclusive knowledge of internal controls, and is run by experts in related agencies and CPAs. Internal audit function is required to attend a seminar that the same organization provides annually, to acquire and apply the most recent internal audit techniques for the Company.

Upon reviewing the responses above, we acknowledge the followings:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ In Beom park /s/

In Beom Park, President, CEO, Director

Meridian Co., Ltd.